SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549


     ===========================================
                 In the Matter of
       Bangor Hydro-Electric Company, et al.                CERTIFICATE
                                                            PURSUANT TO
                File No. 70-9509                              RULE 24

    (Public Utility Holding Company Act of 1935)
     ===========================================

         This Certificate of Notification (the "Certificate") is filed by Bangor Hydro-Electric Company ("BHE "), a Maine corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transaction proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, in File No. 70-9509. The transaction was authorized by Order of the Securities and Exchange Commission (the "Commission") dated October 25, 1999 (the "Order"). BHE hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the
Act:

         i. That, through a wholly-owned subsidiary, Penobscot Natural Gas Company, BHE has acquired a 50% interest in Bangor Gas Company LLC, a Maine limited liability company which will become a "gas utility company" within the meaning of Section 2(a)(4) of the Act .

         ii. The transaction approved by the Commission has been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

         iii. Filed herewith as Exhibits F-1is a "past-tense" Opinion of Counsel for BHE.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                                       BANGOR HYDRO-ELECTRIC COMPANY

                                       By: /s/ Frederick S. Samp
                                          --------------------------
                                       Name:  Frederick S. Samp
                                       Title: Vice President-Finance and Law


                                       PENOBSCOT NATURAL GAS COMPANY

                                       By: /s/ Douglas S. Morrell
                                          ---------------------------
                                       Name:  Douglas S. Morrell
                                       Title: President


Date:  December 23, 1999